November 12, 2021

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:             Andi Carpenter

Anne McConnell

Geoff Kruczek
Asia Timmons-Pierce

Re:         Sono Group N.V.

Registration Statement on Form F-1 (File No. 333-260432)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and offering, we, the representatives of the underwriters (the “Representatives”), wish to advise you that, pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, the underwriters have distributed approximately 1,000 copies of the Preliminary Prospectus dated November 8, 2021 through the date hereof, to underwriters, dealers, institutions and others.

We confirm that we will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on November 16, 2021 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

BERENBERG CAPITAL MARKETS LLC
For themselves and as representatives of the syndicate of underwriters for the offering

By: BERENBERG CAPITAL MARKETS LLC

By:	/s/ Zachary Brantly
Name: Zachary Brantly
Title: Head of U.S. Investment Banking

By:	/s/ Matthew Rosenblatt
Name: Matthew Rosenblatt
Title: CCO & Ops Principal

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]

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